Exhibit 11

Computation of Earnings Per Share

	Fiscal Year Ended December 31,

	2002	2001	2000	1999	1998	1997

BASIC & DILUTED
Net income (loss)	$1,252,000	$110,000	$504,0 00	$475,000	$(113,000)	$(602,000)
Basic average shares outstanding	1,488,764	1,488,764	1,488,764	1,309,966	1,265,000	1,051,329
Diluted average shares
outstanding	1,511,139	1,494,328	1,488,764	1,309,966	1,265,000	1,051,329

Net income (loss) per share:
Basic	$0.84	$0.07	$0.34	$0.36	$(0.09)	$(0.57)
Diluted	$0.83	$0.07	$0.34	$0.36	$(0.09)	$(0.57)

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